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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8 - 48207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Further Lane Securities, L.P. (Formerly Known as eCapitalist Financial Services, L.P.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 East 54th Street, Suite 37B
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Araiz (212) 490-2111
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Araiz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Further Lane Securities, L.P. (Formerly Known as eCapitalist Financial Services, L.P.), as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

STUYVESANT WAINWRIGHT IV
Notary Public, State of New York
No. 02WA5049722
Qualified in Suffolk County
Commission Expires September 18, 19__

STUYVESANT WAINWRIGHT IV
Notary Public, State of New York
No. 02WA5049722
Qualified in Suffolk County
Commission Expires September 18, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FURTHER LANE SECURITIES, L.P.

(Formerly eCapitalist Financial Services, L.P.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

FURTHER LANE SECURITIES, L.P.
(Formerly eCapitalist Financial Services, L.P.)

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Further Lane Securities, L.P.
(Formerly eCapitalist Financial Services, L.P.)

We have audited the accompanying statement of financial condition of Further Lane Securities, L.P. (formerly eCapitalist Financial Services, L.P.) as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Further Lane Securities, L.P. (formerly eCapitalist Financial Services, L.P.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 20, 2003

FURTHER LANE SECURITIES, L.P.
(Formerly eCapitalist Financial Services, L.P.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	102,080
Receivables from clearing brokers		229,015
Securites owned, at market		437,293
Other assets		19,600
Due from affiliate		97,144
	$	885,132
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued expenses	$	36,000
Securities sold, not yet purchased, at market		303,011
Total liabilities		339,011
Partners' capital		546,121
	$	885,132

See accompanying notes to financial statements.

1. Nature of operations

Further Lane Securities, L.P. (formerly known as eCapitalist Financial Services, L.P.) (the "Company") is a broker dealer located in New York. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's Business is primarily comprised of agency commission transactions and principal trading of bond securities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at market

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax for which a provision has been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Related party transactions

The General Partner has charged the Company for various general and administrative expenses paid for on behalf of the Company during 2002. These expenses amounted to approximately $530,000. The Company has funded the General Partner cash in excess of these expenses and, therefore, has a receivable for approximately $97,000 from the General Partner.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Securities owned

Details of securities owned and securities sold, not yet purchased at December 31, 2002 are as follows:

	Securities Owned	Securities sold, not yet purchased
Collateralized Mortgage Obligations	$ 422,158	$ 46,058
State and municipal obligations	15,135	
U.S. government obligations		256,953
	$ 437,293	$ 303,011

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $389,000, which was approximately $289,000 in excess of its minimum requirement of $100,000.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.